Exhibit 99.1
company statement
For media enquiries please contact James Rickards on
Tel: 61 2 8274 5304 or Mob: 0419 731 371.
For analyst enquiries please contact Peter Baker on
Tel: 61 2 8274 5318 or Mob: 0417 443 482.
19 January 2006
Resignation of Director
James Hardie today announced the resignation of Mr Peter Cameron as a non-executive director of James Hardie Industries NV for health reasons.
Chairman Meredith Hellicar said the Board had accepted Mr Cameron’s resignation with regret.
“On behalf of the Board I would like to thank Peter for his significant contribution to the Board’s business over an extremely intense period for the company.
“The thoughts of James Hardie’s directors and executive team are with Peter and his family at this time and we hope for his full recovery.”
Mr Cameron joined JHINV as an independent non-executive director in August 2003. He was a member of the Supervisory Board and Joint Board, and a member of the Nominating and Governance Committee.
Mr Cameron’s resignation is effective immediately.
END
Media Enquiries:
James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218
Analyst Enquiries:
Peter Baker
Executive Vice President, Australia
Telephone: 61 2 8274 5318
Mobile: 0417 443 482
Email: peter.baker@jameshardie.com.au
Facsimile: 61 2 8274 5218
www.jameshardie.com

Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:
•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance;

•	statements about product or environmental liabilities; and

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our Form 20-F, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.